Exhibit 5.2

[LETTERHEAD OF MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS]

September   , 2005

To:

[                              ]

Re:	Tevecap S.A.
US$7,008,000 12.625% Senior Notes due 2009 Exchange Offer

Dear Sirs:

We have acted as Brazilian counsel for (i) Tevecap S.A. (the “Company”), a sociedade anônima (corporation) organized and existing under the laws of the Federative Republic of Brazil (“Brazil”), and (ii) TVA Sistema de Televisão S.A., TVA Sul Parana Ltda., Comercial Cabo TV São Paulo Ltda. and CCS-Camboriú Cable System de TeleComunicações Ltda (collectively, the “Subsidiary Guarantors”) in connection with the filing by the Company and the Subsidiary Guarantors with the Securities and Exchange Commission (the “Commission”) of a registration statement (the “Registration Statement”) on Form F-4 under the Securities Act of 1933, as amended, relating to the proposed issuance, in exchange for US$7,008,000 aggregate principal amount of the Company’s unregistered 12.625% Senior Notes due 2009 (the “Old Notes”), together with the Subsidiary Guarantees of the Old Notes (such Subsidiary Guarantees, together with the Old Notes, the “Old Securities”) of US$7,008,000 aggregate principal amount of the Company’s 12.625% registered Senior Notes due 2009 (the “Exchange Notes”) together with the Subsidiary Guarantees of the Exchange Notes (such Subsidiary Guarantees, together with the Exchange Notes, the “Exchange Securities”).  The Exchange Securities are to be issued pursuant to an Indenture, dated as of December 21, 2004 (as amended, the “Indenture”), among the Company, HSBC Bank USA, National Association, as Trustee, Registrar, Principal Paying Agent and Transfer Agent.  Capitalized terms used herein and not otherwise defined therein have the meanings ascribed thereto in the Indenture.

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including the Indenture, the forms of the Exchange Securities, the Registration Statement, the Estatuto Social (By-laws) or the Contrato Social (Charter), as the case may be, of the Company and of each of the Subsidiary Guarantors.

In making our examination and in giving the opinions set forth below, we have assumed, without independent verification of any kind, the following:

(i)                                     the genuineness of all signatures on all documents we have reviewed;

(ii)                                  the authenticity of all such documents submitted to us as originals;

(iii)          the conformity of the originals of all documents submitted to us as certified or photostatic copies; and

(iv)          the due authority of the parties (other than the Company and the Subsidiary Guarantors) executing and authenticating such documents.

The opinions expressed below relate solely to the laws of Brazil as currently in effect and we have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than those of Brazil.  In expressing the opinion as to the enforceability of the Subsidiary Guarantees below, we have assumed the due authorization, execution and delivery thereof by the Trustee, the Principal Paying Agent and the Subsidiary Guarantors that are not incorporated under the laws of Brazil.

Based upon the foregoing, I am of the opinion that:

(1)           Each of the Company and the Subsidiary Guarantors is a sociedade anônima or a sociedade de responsabilidade limitada, as the case may be, duly organized and validly existing under the laws of Brazil;

(2)           All necessary corporate actions have been taken by the Company and the Subsidiary Guarantors to authorize the execution and delivery of the Indenture;

(3)           The Indenture has been duly executed and delivered by the Company and the Subsidiary Guarantors;

(4)           All necessary corporate action has been taken by the Company to authorize the issuance, execution and delivery of the Exchange Securities;

(5)           Each of the Subsidiary Guarantees provided by the Subsidiary Guarantors, upon the execution of the Subsidiary Guarantees endorsed thereon in accordance with the provisions of the Indenture and when the Exchange Notes with such Subsidiary Guarantees endorsed thereon are delivered in exchange for the Old Notes, will constitute a valid and binding obligation of the respective Subsidiary Guarantor enforceable against such Subsidiary Guarantor in accordance with its terms (subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect); and the Exchange Notes, when duly issued and authenticated in accordance with the provisions of the Indenture and delivered in exchange for the Old Notes will constitute valid and binding obligations of the Company and the Subsidiary Guarantors enforceable against the Company and the Subsidiary Guarantors in accordance with their terms (subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect); and

(6)  Any judgment obtained against the Company and the Subsidiary Guarantors outside Brazil is enforceable in Brazil, without reconsideration of the merits, upon confirmation (homologação) of that judgment by the Brazilian Federal Supreme Court (Superior Tribunal de Justiça), which will occur if the foreign judgment: (i) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (ii) is issued by a competent court after proper service of process on the parties thereto, or after a default judgment (revelia) of the relevant defendant is verified under such laws, as the case may be, (iii) is not subject to appeal, (iv) is authenticated (legalizada) by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese, (v) is not contrary to Brazilian national sovereignty (soberania nacional), public policy (ordem pública) or “good morals” (bons costumes) (as set forth in Brazilian law); and (vi) is recorded with a Notary Office of Registry of Titles and Documents in Brazil.  Subject to the terms of clause (v) above, in our opinion any judgment obtained against the Company and the Subsidiary Guarantors outside of Brazil in connection with the Exchanged Notes and the Exchange Securities would not be contrary to Brazilian national sovereignty, public policy or “good morals” as set forth in Brazilian law as of this date; provided, however, we note that the concepts of sovereignty, public policy or “good morals” have not been clearly and consistently defined by the Brazilian courts and the issue as to whether a conflict exists between applicable foreign and Brazilian law can, in many instances, only be determined on a case by case basis.

We hereby consent to the filing of this opinion as part of the Registration Statement and to the use of our name therein and in the related documents filed with the SEC.

Very truly yours,

José Roberto Opice
Machado, Meyer, Sendacz e Opice
A d v o g a d o s